SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939
MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 06, 2010

On May 6, 2010, at 10:00 a.m., at the Company’s offices located at Avenida das Nações Unidas, n° 8.501, 24th floor, São Paulo/SP, CEP. 05.425 -070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. Board Members Álvaro Fernandes da Cunha Filho and Paulo Henyan Yue Cesena, who were replaced by their respective alternates, did not attend the meeting and justified their absence. The Company’s Chief Executive Officer, Bernardo Gradin, Officer Mauricio Ferro, Mr. Guilherme Furtado and Mrs. Marcella Menezes Fagundes were present at the meeting. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis of the Proposals for Deliberation (“PD”), copies and related documentation of which have been previously sent for the Board Members’ cognizance, as set forth in the Internal Rules, and shall remain duly filed at the Company’s headquarters, the following deliberations were unanimously taken: 1) PD.CA/BAK- 19/2010 – Investment to Build up MVC and PVC New Plant in Alagoas (“Project”) – approval of the implementation of the Project, under the terms and conditions of the respective PD; 2) PD.CA/BAK- 20/2010 – Election of the Executive Office – approval of the election of the Executive Office’s members for a further term of office of two years, ending at the first Board of Directors’ Ordinary Meeting to be held after the Annual General Meeting to be held in 2012, namely: BERNARDO AFONSO DE ALMEIDA GRADIN, Brazilian, married, civil engineer, bearer of Identity Card RG No. 1.832.123 SSP/BA, enrolled in the Individual Taxpayers’ Register (CPF/MF) under No. 316.183.245 -00, resident and domiciled in São Paulo/SP, with business address at Avenida Nações Unidas, no 8501, 24º andar, Pinheiros, in the City of São Paulo, State of São Paulo, CEP 05425-070, as Chief Executive Officer; DÉCIO FABRICIO ODDONE DA COSTA, Brazilian, married, engineer, bearer of Identity Card RG No. 4002694869, SSP/RS, enrolled in CPF/MF under No. 449.112.110 -91, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Nações Unidas, no 8501, 24º andar, Pinheiros, in the City of São Paulo, State of São Paulo, CEP 05425-070; EDMUNDO JOSÉ CORREIA AIRES, Brazilian, married, chemical engineer, bearer of Identity Card No. 03.801.087 -2 IFP/RJ, enrolled in CPF/MF under No. 607.165.097 -68, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Nações Unidas, no 8501, 24º andar, Pinheiros, in the City of São Paulo, State of São Paulo, CEP 05425-070; MANOEL CARNAÚBA CORTEZ, Brazilian, married, chemical engineer, bearer of Identity Card RG No. 229.716 SSP/AL, enrolled in CPF/MF under No. 209.049.084 -53, resident and domiciled in the City of Salvador, State of Bahia, with business address at Rua Hidrogênio, no 3342, Pólo Petroquímico de Camaçari, State of Bahia, CEP 41.810 -000; MARCELA APARECIDA DREHMER ANDRADE, Brazilian, married, business manager, bearer of Identity Card RG No. 03.797.428 -96 SSP/BA, enrolled in CPF/MF under No. 515.029.505 -10, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Nações Unidas, no 8501, 25º andar, Pinheiros, in the City of São Paulo, State of São Paulo, CEP 05425-070, as Investors Relations Officer; MAURÍCIO ROBERTO DE CARVALHO FERRO, Brazilian, single, born on April 4, 1966, lawyer, bearer of Identity Card RG No. 453.069 SSP/DF, enrolled in CPF/MF under No. 371.505.961 -34, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Nações Unidas, no 8501, 24º andar, Pinheiros, in the City of São Paulo, State of São Paulo, CEP 05425-070; and PATRICK HORBACH FAIRON, Brazilian, divorced, electronic engineer, bearer of Identity Card No. 6.004.968.563 SJS/RS, enrolled in CPF/MF under No. 293.710.580 -72, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Nações Unidas, no 8501, 24º andar, Pinheiros, in the City of São Paulo, State of São Paulo, CEP 05425-070, under the terms and conditions of the respective PD; 3) PD.CA/BAK- 21/2010 – Credit Rights Investment Fund – approval of the creation of the Credit Rights Investment Fund [Fundo de Investimento em Direitos Creditórios – FIDC], under the terms and conditions of the respective PD; 4) Individual Payment of Managers – in compliance with the provisions of article 25 and items “g” and “f” of article 26 of the Company’s Bylaws, approval of the individual payment of the Company’s managers, as per the (i) annual sums approved by the Extraordinary General Meeting held on April 30, 2010, and (ii) proposal by the Committee of Persons and Organization contained in the minutes of such Committee’s meeting held on May 3, 2010, previously submitted for cognizance and analysis by the Board Members, wherein Board Member Eduardo Rath Fingerl registers his waiver to compensation as member of this Board of Directors; and 5) PD.CA/BAK-22/2010 – Board of Directors’ Support Committee – approval of the new composition of the Permanent Support Committees, as described in the respective PD; II) Subjects for Acknowledgement: Presentations were made by the persons in charge of the matters contained in this item of the agenda, namely: 1) Reporting from the Coordinator of the Finance and Investments Committee regarding the Meeting held on May 3, 2010; and 2) Reporting from the Coordinator of the Committee of Persons and Organization regarding the Meeting held on May 3, 2010; III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary of the meeting. São Paulo/SP, May 06, 2010. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Paulo Roberto Costa – Vice Chairman; Alfredo Lisboa Ribeiro Tellechea; Almir Guilherme Barbassa; Carla Gouveia Barretto; Eduardo Rath Fingerl; Felipe Montoro Jens; Francisco Pais; José de Freitas Mascarenhas; Maria das Graças Silva Foster and Newton Sergio de Souza].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71)3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.